Exhibit 99.1

China Zenix Auto International Announces Receipt of Restructuring Proposal

ZHANGZHOU, China, November 25, 2013 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, announced today that its board of directors has received a preliminary non-binding proposal for a business restructuring of the Company from Mr. Jianhui Lai, the chairman of the Company’s board of directors and chief executive officer, and RichWise International Investment Group Limited and certain of its affiliated entities (together, the “Consortium Members”). According to the proposal letter, the proposed business restructuring would involve a reorganization of the shareholding structure of the Company concurrently with a number of other transactions which, if consummated, would result in a significant change in the Company’s business focus, as described in the proposal letter. According to the proposal letter, the Consortium Members currently own in the aggregate approximately 75% of the Company’s total outstanding ordinary shares. A copy of the proposal letter is attached hereto as Exhibit A.

The Company’s board of directors intends to convene a meeting to consider this proposal and any additional proposal that may be made by the Consortium Members, if any. There can be no assurance that any definitive proposal will be made, that any agreement will be executed or that any transactions with the Consortium Members will be approved or consummated.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 430 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. The Company’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of September 30, 2013. For more information, please visit: http://www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss / Shiwei Yin

Grayling

Tel: +1-646-284-9409

Email:	kevin.theiss@grayling.com
shiwei.yin@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: ivette.almeida@grayling.com

Exhibit A

November 23, 2013

The Board of Directors

China Zenix Auto International Limited

No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

Dear Members of the Board of Directors,

We, Jianhui Lai (the “Founder”) and RichWise International Investment Group Limited and certain of its affiliated entities (“Richwise” and together with the Founder, the “Consortium Members”), are pleased to submit this preliminary non-binding proposal (the “Proposal”) for a business restructuring of China Zenix Auto International Limited (the “Company”) on the principal terms and conditions described in this letter. As of the date hereof, the Consortium Members in the aggregate own approximately 75% of the total outstanding ordinary shares of the Company.

The Company operates a wheel manufacturing business in China (the “Wheel Business”) and the Consortium Members operate an online vacation rental marketplace in China (the “Online Business”) through a holding company “Target HoldCo”). The business restructuring will involve (i) a reorganization of the shareholding in the holding company of the Wheel Business (the “Shareholding Reorganization”) along with an option grant and (ii) an acquisition of the Online Business by the Company via a share swap involving the shares of Target HoldCo (the “Share Swap Acquisition”), all of which will take place concurrently (together, the “Transaction”).

The Transaction, when consummated, will result in the Company owning 100% of the Online Business and approximately 30% of the Wheel Business, with the Founder owning the remainder. The Founder will remain the Company’s single largest shareholder.

We believe that our Proposal, as described further below, provides a very attractive opportunity to the Company and its public shareholders, given (i) the Company’s current financial performance and growth prospects in China’s challenging operating environment and (ii) the significant growth opportunities in China’s travel and vacationing industry and online marketplace / e-commerce businesses. The Consortium Members are currently only interested in pursuing the Transaction as contemplated herein and are not interested in selling their shares in any other transaction.

Set forth are the key terms of our Proposal.

I.	The Transaction

Shareholding Reorganization

The Founder will surrender his shares in the Company for cancellation in exchange for an approximate 70% direct ownership interest in the Company’s Hong Kong holding company of the Wheel Business.

The Company will also grant an option (the “Option Grant”) to the Founder to purchase its approximate 30% stake in the Hong Kong holding company of the Wheel Business at an exercise price of US$66 million. The exercise price implies a valuation of US$220 million for the entire Wheel Business and represents a significant premium over the Company’s market capitalization at the time of the grant. The following table summarizes the Company’s current and historical market capitalization as of 22 November 2013:

	Current		30D VWAP		60D VWAP		90D VWAP		120D VWAP
Market Capitalization	US$	192 million	US$	198 million	US$	192 million	US$	169 million	US$	164 million
Premium		15%		11%		15%		30%		34%

Note: Company Market Capitalization as at 22 November 2013 (“Current”) and based on the Volume Weighted Average Price (“VWAP”) for the 30/60/90/120 consecutive trading days ending 22 November 2013; Source Bloomberg

The option will be exercisable in whole or in part and the exercise price can be settled in cash or shares at the Founder’s sole discretion during the two years following the Shareholding Reorganization.

Share Swap Acquisition

The Company will acquire the Online Business for US$3001 million by issuing new shares valued at the Company’s 120-day VWAP of US$3.1703 in exchange for 100% of the shares of the Online Business’s holding company. We believe a 120-day VWAP is a logical, reliable and fair valuation benchmark as it is not overly influenced by daily fluctuations in share price.

Note 1: Jianhui Lai (including interest held by its affiliates) owns approximately 39% of the total outstanding ordinary shares of the Online Business

Upon the completion of the concurrent Shareholding Reorganization and Share Swap Acquisition, the shareholding structure of the Company will be as follows:

[1]	The price of US$300 million is based on the Consortium Members’ valuation of the Online Business.

II.	Definitive Documentation

Consummation of the Transaction will require negotiation and execution of a Restructuring and Share Exchange Agreement, as well as other customary agreements for a transaction of this nature, each containing terms and conditions appropriate for transactions of this type. We have retained K&L Gates LLP as our international legal counsel and are prepared to provide draft agreements promptly.

III.	Confidentiality

We intend to promptly file a joint Schedule 13D to disclose this proposal and our intention as set out in this proposal. However, we are sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed a definitive agreement or terminated our discussions.

IV.	Process

As we have described herein, we believe that the Transaction as proposed will provide a very attractive value to the Company’s public shareholders. We recognize that the Board of Directors will evaluate the Proposal independently before it can make a decision to endorse it. Given our involvement in the Transaction, we would expect that the independent members of the Board of Directors will proceed to consider our Proposal and the Transaction.

V.	No Binding Commitment

This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Consortium Members and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

Sincerely,

JIANHUI LAI

By:	/s/ JIANHUI LAI
Date:	2013/11/23

RICHWISE INTERNATIONAL INVESTMENT GROUP LIMITED

By:	/s/ Jinlei Shi
Title:	Director
Date:	2013/11/23